UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: July 26, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

REVISION OF THE EXISTING ANNUAL CAPS

FOR CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 29 December 2016 in respect of the Continuing Connected Transactions in relation to the Framework Agreement.

On 25 July 2018, the Company (on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin)) and SJ Cayman (on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong and SJ Jiangyin) entered into the Amendment Agreement to revise the Existing Annual Caps.

In compliance with the Listing Rules, the Company has been monitoring the Continuing Connected Transactions. In view of the continuous  growth  and  expansion of the business operations of SJ Cayman (on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong and SJ Jiangyin), the Company expects that the Existing Annual Caps will not be sufficient. The Company has therefore proposed   to revise the Existing Annual Caps with the Revised Annual Caps.

*For identification purposes only

As the applicable percentage ratios (other than the profit ratio) set out in Rule 14.07 of the Listing Rules in respect of the Revised Annual Caps are more than 0.1% but less   than 5%, pursuant to Rule 14A.76 of the Listing Rules, the Revised Annual Caps are subject to the reporting and announcement requirements, but are exempt from the circular and shareholders’ approval requirements.

BACKGROUND

Reference is made to the announcement of the Company dated 29 December 2016 in respect of the Continuing Connected Transactions contemplated under the Framework Agreement.

On 25 July 2018, the Company (on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin)) and SJ Cayman (on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong and SJ Jiangyin) entered into the Amendment Agreement to revise the Existing Annual Caps.

AMENDMENT AGREEMENT

Date

25 July 2018

Parties

(i)	The Company (on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin)); and

(ii)	SJ Cayman (on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong and SJ Jiangyin)

Subject matter

Pursuant to the Amendment Agreement, the parties have agreed to revise the Existing Annual Caps such that the maximum annual transaction value for the supply of goods    and services, transfer of equipment and provision of technical authorisation or licensing by the Company to SJ Cayman contemplated under the Framework Agreement shall be adjusted from US$11 million (or its equivalent in other currencies) and US$11 million (or its equivalent in other currencies) for the years ending 31 December 2018 and 2019, respectively, to US$25 million (or its equivalent in other currencies) and US$25 million  (or its equivalent in other currencies) for the years ending 31 December 2018 and 2019, respectively.

Saved for the said revision, all other terms of the Framework Agreement shall remain unchanged and the Framework Agreement remains valid and enforceable.

The existing annual caps for the supply of goods and services and transfer of equipment by SJ Cayman to the Company contemplated under the Framework Agreement, which amounted to US$100 million (or its equivalent in other currencies) and US$100 million  (or its equivalent in other currencies) for the years ending 31 December 2018 and 2019, respectively, shall remain unchanged.

HISTORICAL TRANSACTION FIGURES AND ANNUAL CAPS

The annual transaction value in respect of the supply of goods and services, transfer of equipment and provision of technical authorisation or licensing by the Company to SJ Cayman contemplated under the Framework Agreement, together with the relevant annual caps, are as follows:

Total Transaction
Period	Value (US$)	Annual Caps (US$)
For the year ended 31 December 2017	0.9 million	11 million (or its equivalent in other currencies)

For the six months ended 30 June 2018	3.4 million	11 million (or its equivalent in other currencies)

REASONS FOR AND BENEFITS OF THE REVISED ANNUAL CAPS

In compliance with the Listing Rules, the Company has been monitoring the Continuing Connected Transactions. In view of the continuous growth and expansion of the business operations of SJ Cayman (on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong and SJ Jiangyin), the Company expects that the Existing Annual Caps will not be sufficient. Details of the Existing Annual Caps, which will be replaced with  the  Revised Annual Caps pursuant to the Amendment Agreement, are as follows:

Period	Existing Annual Caps (US$)	Revised Annual Caps (US$)
For the year ending 31 December 2018	11 million (or its equivalent in other currencies)	25 million (or its equivalent in other currencies)
For the year ending 31 December 2019	11 million (or its equivalent in other currencies)	25 million (or its equivalent in other currencies)

As at the date of this announcement, the Company confirms that the relevant existing annual caps for Continuing Connected Transactions are not exceeded.

The Revised Annual Caps have been determined by the Company, after arm’s length negotiation between the Company and SJ Cayman with reference to the market price, having taken into account of (i) the historical transactions amount and prices in respect of the supply of goods and services, transfer of equipment and provision of technical authorisation or licensing by the Company to SJ Cayman; (ii) the anticipated future expansion in the scope and scale of the supply of goods and services, transfer of equipment and provision of technical authorisation or licensing that SJ Cayman may require from the Company for the financial year ending 31 December 2018 and 2019; and (iii) the business plans of the Group to achieve a healthy and sustainable growth.

The Directors (including the independent non-executive Directors) consider that the Continuing Connected Transactions and the entering into of the Amendment Agreement are in the ordinary and usual course of business of the Group and on normal or better commercial terms and the terms of the Continuing Connected Transactions and the  Revised Annual Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATION

As at the date of this announcement, the Company holds approximately 56.0% equity interest in SJ Cayman. As China IC Fund holds approximately 14.82% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund also holds approximately 29.4% equity interest in SJ Cayman through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

Pursuant to Rule 14A.54(1) of the Listing Rules, the Company is required to re-comply with the applicable requirements before the relevant Existing Annual Caps are exceeded.

As  the applicable percentage ratios (other than the  profit ratio) set out in Rule 14.07 of  the Listing Rules in respect of the Revised Annual Caps are more than 0.1% but less than 5%, pursuant to  Rule 14A.76 of the Listing Rules, the Revised Annual Caps are  subject  to the reporting and announcement requirements, but are exempt from the circular and shareholders’ approval requirements. The Continuing Connected Transactions are also subject to the annual review requirements set out in Rule 14A.55 and Rule 14A.56 of the Listing Rules.

None of the Directors has a material interest in the Continuing Connected Transactions or the Amendment Agreement, nor was any of the Directors required to abstain from voting on the Board resolutions approving the Revised Annual Caps.

INFORMATION ABOUT THE PARTIES

Information on the Company

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, the Company  has  an  international  manufacturing  and service base. In  China, the Company has a  300mm wafer fabrication facility (fab)  and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy the Company has  a majority-owned 200mm fab. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a  representative  office  in  Hong Kong.

Information on SJ Cayman, SJ Hong Kong and SJ Jiangyin

Each of SJ Cayman and SJ Hong Kong is an investment holding company. SJ Cayman wholly owns SJ Hong Kong, which in turn wholly owns SJ Jiangyin. SJ Jiangyin was founded in November 2014 in Jiangyin, Jiangsu province of the PRC. SJ Jiangyin will serve as the leading play Middle-End-Of-Line (MEOL) entity that focuses on advanced bumping production. Complementing nearby advanced back-end assembly infrastructure, SJ Jiangyin aims to be an important key to forming a  local integrated  circuit ecosystem, providing a convenient one-stop service to supply high quality and efficient chips for local and international customers, as well as help  strengthen  their global competitiveness.

DEFINITIONS

In this announcement the following words have the following meanings  unless  the  context requires otherwise:

‘‘Amendment Agreement’’

an amendment agreement to the Framework Agreement entered into between the Company (on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin)) and SJ Cayman (on behalf of itself and its wholly- owned subsidiaries SJ Hong Kong and SJ Jiangyin) on 25 July 2018 to revise the Existing Annual Caps;

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC;

‘‘Company’’

Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are  listed  on the New York Stock Exchange, Inc.;

‘‘Continuing Connected Transactions’’

the transactions contemplated under the Framework Agreement, which include (i) the supply of goods and services, transfer of equipment and provision of technical authorisation or licensing  by the Company to SJ Cayman; and (ii) the supply of goods and services and transfer of equipment by SJ Cayman to the Company;

‘‘Director(s)’’	the director(s) of the Company;

‘‘Existing Annual Caps’’

the existing annual caps for the supply of goods and services, transfer of equipment and provision  of  technical  authorisation or licensing by the Company to SJ Cayman contemplated under the Framework Agreement, which amounted to US$11 million  (or its equivalent in other currencies) and US$11 million (or its equivalent in other currencies) for the years ending 31 December 2018 and 2019, respectively;

‘‘Framework Agreement’’

the framework agreement entered into between the Company (on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin)) and SJ Cayman (on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong and SJ Jiangyin) on 27 December 2016 in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing with a term commencing on 1 January 2017 and ending on 31 December 2019 and subject to the terms and conditions provided therein;

‘‘Group’’	the Company and its subsidiaries;

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Revised Annual Caps’’

the revised annual caps for the supply of goods and services, transfer of equipment and provision  of  technical  authorisation or licensing by the Company to SJ Cayman contemplated under the Framework Agreement (as amended by the Amendment Agreement), which amounted to US$25 million (or its equivalent in other currencies) and US$25 million (or its equivalent in other currencies) for the years ending 31 December 2018 and 2019, respectively;

‘‘Shareholder(s)’’	the holder(s) of the Share(s);

‘‘Shares’’	ordinary shares of par value US$0.004 each in the capital of the Company listed on the Stock Exchange;

‘‘SJ Cayman’’	SJ Semiconductor Corporation, an exempted company incorporated with limited liability in the Cayman Islands;

‘‘SJ Hong Kong’’	SJ Semiconductor (HK) Limited (中芯長電半導體（香港）有限公司 ), a company incorporated with limited liability in Hong Kong and a wholly-owned subsidiary of SJ Cayman;

‘‘SJ Jiangyin’’	中芯長電半導體（江陰）有限公司 (SJ Semiconductor (Jiangyin) Corporation*), a wholly foreign owned enterprise incorporated in the PRC and a wholly-owned subsidiary of SJ Hong Kong;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘U.S.’’ or ‘‘United States’’	the United States of America;

‘‘US$’’	United States dollar, the lawful currency of the United States;

‘‘Xun Xin’’	巽鑫（上海）投資有限公司 (Xun Xin (Shanghai) Investment Co. Ltd.*), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China IC Fund; and

‘‘%’’	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 25 July 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only